FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 1, 2010

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release – RBS Group announces completion of ABN AMRO legal separation, dated 1 April 2010
2	Appendix 1 – Unaudited pro forma condensed consolidated financial information relating to RBS Holdings N.V.
3	Appendix 2 – Curriculum vitae of supervisory and managing board members

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers: 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751, and 333-149577) and the registration statements on Form F-3 (Registration Numbers: 333-162193 and 333-104778-01) of RBS Holdings N.V. and the registration statement on Form F-3 (Registration Number 333-162219) of The Royal Bank of Scotland Group plc and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The pro forma financial information incorporated by reference in this report on Form 6-K is for the purpose of submission to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) and therefore is not intended to comply with reporting requirements of the U.S. Securities and Exchange Commission and the requirements of Article 11 of Regulation S-X.

Item 1

1 April 2010

RBS Group announces completion of ABN AMRO legal separation

The legal separation of ABN AMRO Bank N.V. has been completed today, 1 April 2010. Legal separation was effected by the sale of the shares in ABN AMRO Bank N.V. by ABN AMRO Holding N.V. (which is today renamed RBS Holdings N.V.) to the Dutch State’s holding company ABN AMRO Group N.V. ABN AMRO Bank N.V. is now an independent bank with new managing and supervisory boards, operating under the supervision of the Dutch Central Bank.

Following the legal separation, RBS Holdings N.V. has one direct subsidiary, The Royal Bank of Scotland N.V. (‘RBS N.V.’), a fully operational bank within The Royal Bank of Scotland Group plc (‘RBS Group’). RBS N.V. is independently rated and regulated by the Dutch Central Bank.

RBS N.V. has appointed new Supervisory and Managing Boards. RBS Holdings N.V. is governed by the same boards. The Supervisory Board will initially consist of three executives from RBS Group, Bruce Van Saun (Chairman), Ron Teerlink and Miller McLean, who will retire as an executive on 30 April 2010. A fourth external Supervisory Board member is expected to be appointed during the second quarter of 2010.

The members of the Managing Board are:

Jan de Ruiter	Chairman
Michael Geslak	Chief Administration Officer
Petri Hofsté	Chief Financial Officer
Jeroen Kremers	Chief Risk Officer
Marco Mazzucchelli	Head of Global Banking and Markets
Brian Stevenson	Head of Corporate Banking and Global Transaction Services

The legal separation of ABN AMRO Bank N.V. is an important milestone in the restructuring of ABN AMRO Holding N.V. whilst at the same time enabling the further integration of RBS N.V. into the RBS Group. The integrated RBS Group business aims to be the bank of choice for internationally active large corporates and financial institutions, delivering first-class financing, risk management and transaction banking services globally.

For more information, please contact:

RBS Group Investor Relations +44 20 7672 1758 RBS Group Media Relations +44 131 523 4414 (UK) +31 20 4641150 (NL)

APPENDIX 1:	Unaudited pro forma condensed consolidated financial information relating to RBS Holdings N.V.
APPENDIX 2:	Curriculum vitae of supervisory and managing board members

Item 2

Appendix 1

Unaudited pro forma condensed consolidated financial information relating to RBS Holdings N.V.

Background
This appendix provides pro forma financial information as at and for the year ended 31 December 2009 for RBS Holdings N.V. (previously named ABN AMRO Holding N.V.) This information is included to allow investors to assess the impact of the legal separation, which took place on 1 April 2010.

The legal separation was preceded by a legal demerger on 6 February 2010, through which the majority of the Dutch State acquired businesses were demerged to a new legal entity, ABN AMRO II N.V. At the same time ABN AMRO II N.V. was renamed ABN AMRO Bank N.V. and the existing ABN AMRO Bank N.V. was renamed The Royal Bank of Scotland N.V. (‘RBS N.V.’).

On 5 February 2010 ABN AMRO Holding N.V. made a distribution of EUR 7.5 billion of capital to the parent of ABN AMRO Holding N.V., RFS Holdings B.V., for the benefit of Santander. A further distribution for an amount of EUR 1.5 billion for the benefit of Santander was made immediately before legal separation. After these distributions, the indirect interest of Santander in ABN AMRO Holding N.V. decreased to its share in the remaining Shared Assets.

At legal separation of the new ABN AMRO Bank N.V., ABN AMRO Holding N.V. was renamed RBS Holdings N.V and the Dutch State’s interest in this entity is now limited to its share in the remaining Shared Assets and a limited number of assets and liabilities to be transferred after legal separation (refer to note 3).

Following the legal separation, RBS Holdings N.V. and its sole subsidiary, RBS N.V., substantially contain The Royal Bank of Scotland Group plc (‘RBS Group’) acquired businesses. For further information, refer to the notes and to Section 2: ‘Information about the Company’ of the ABN AMRO Holding N.V. Annual Report 2009.

For the purposes of the pro forma:

•
RBS Holdings N.V. represents the entity which was previously named ABN AMRO Holding N.V. and renamed RBS Holdings N.V. at the date of legal separation on 1 April 2010, and its consolidated subsidiaries. Following the completion of the legal separation, RBS Holdings N.V. has one direct subsidiary, RBS N.V.

•	The new ABN AMRO Bank N.V. represents the entity previously named ABN AMRO II N.V. and its consolidated subsidiaries. This entity was legally separated from ABN AMRO Holding N.V. on 1 April 2010.

The pro forma financial information has been prepared for illustrative purposes only, to show the effect of the legal separation of the new ABN AMRO Bank N.V., on the basis of estimates and assumptions which are preliminary. The pro forma information addresses a hypothetical situation and does not represent the actual position or the results of RBS Holdings N.V.

The pro forma financial information for RBS Holdings N.V. comprises (i) a pro forma condensed consolidated statement of financial position as at 31 December 2009, (ii) pro forma condensed consolidated income statements for the years ended 31 December 2009, 2008 and 2007, and (iii) notes to the pro forma financial information. This pro forma financial information should be read in conjunction with the audited financial statements and the related notes in Section 6: ‘Financial Statements’ of the ABN AMRO Holding N.V. Annual Report 2009.

Management is not aware of any matters that could materially impact the results and financial position as presented in the pro forma financial information.

Appendix 1

Unaudited pro forma Condensed Consolidated Statement of Financial Position RBS Holdings N.V. as at 31 December 2009

(in millions of euros)	RBS Holdings N.V.(1)	The new ABN AMRO Bank N.V. (2)	Santander dividend (3)	Intercompany reclassification (4)	Pro Forma Total (5)

Assets
Cash and balances at central banks	28,382	(802)			27,580
Financial assets held for trading	78,058	(4,228)			73,830
Financial investments	74,897	(20,153)			54,744
Loans and receivables - banks	39,659	(17,380)	(9,000)	16,424	29,703
Loans and receivables - customers	218,246	(149,223)			69,023
Other assets	30,103	(10,298)			19,805
Total assets	469,345	(202,084)	(9,000)	16,424	274,685

Liabilities
Financial liabilities held for trading	62,687	(2,944)			59,743
Due to banks	46,145	(4,577)		16,424	57,992
Due to customers	196,648	(143,782)			52,866
Issued debt securities	95,660	(23,451)			72,209
Other liabilities	34,745	(16,012)			18,733
Subordinated liabilities	14,544	(7,040)			7,504
Total liabilities	450,429	(197,806)		16,424	269,047

Equity
Equity attributable to shareholders	18,880	(4,270)	(9,000)		5,610
Equity attributable to non-controlling interests	36	(8)			28
Total equity	18,916	(4,278)	(9,000)		5,638
Total equity and liabilities	469,345	(202,084)	(9,000)	16,424	274,685

(1)
The financial information for RBS Holdings N.V. (previously named ABN AMRO Holding N.V.) has been extracted from audited financial information for the year ended 31 December 2009 included in Section 6: ‘Financial Statements’ of the ABN AMRO Holding N.V. Annual Report 2009.

(2)	See note 3 to pro forma information.
(3)
On 5 February 2010 ABN AMRO Holding N.V. made a distribution of EUR 7.5 billion of capital to the parent of ABN AMRO Holding, RFS Holdings B.V., for the benefit of Santander. A further distribution for an amount of EUR 1.5 billion for the benefit of Santander, was made immediately before legal separation. After these distributions, the indirect interest of Santander in the renamed RBS Holdings N.V. decreased to its share in the remaining Shared Assets.

(4)
This column removes the effect of reclassification of balances between RBS Holdings N.V. and the new ABN AMRO Bank N.V. that were intercompany transactions before the legal separation. The reclassification is performed to show RBS Holdings N.V. as if it were a standalone legal entity.

(5)	See note 4 to pro forma financial information.

Appendix 1

Unaudited pro forma Condensed Consolidated Income Statement RBS Holdings N.V. for the year ended 31 December 2009

(in millions of euros)	RBS Holdings N.V.(1)	The new ABN AMRO Bank N.V.(2)	Pro Forma Total(3)

Net interest income	4,648	(2,979)	1,669
Net fee and commission income	2,221	(1,198)	1,023
Net trading income	1,562	(110)	1,452
Results from financial transactions	(2,206)	(305)	(2,511)
Share of result in equity accounted investments	25	(83)	(58)
Other operating income	8	(215)	(207)
Income of consolidated private equity holdings	436	(409)	27
Operating income	6,694	(5,299)	1,395

Operating expenses	8,815	(4,194)	4,621
Loan impairment and other credit risk provisions	2,793	(1,172)	1,621
Total expenses	11,608	(5,366)	6,242

Operating profit/(loss) before tax	(4,914)	67	(4,847)
Tax	(415)	(50)	(465)
Profit/(loss) from continuing operations	(4,499)	117	(4,382)
Attributable to:
Shareholders	(4,498)	112	(4,386)
Non-controlling interests	(1)	5	4

(1)
The financial information for RBS Holdings N.V. (previously named ABN AMRO Holding N.V.) has been extracted from audited financial information for the year ended 31 December 2009 included in Section 6: ‘Financial Statements’ of the ABN AMRO Holding N.V. Annual Report 2009.

(2)	See note 3 to pro forma financial information.
(3)	See note 4 to pro forma financial information.

Unaudited pro forma Condensed Consolidated Income Statement RBS Holdings N.V. for the year ended 31 December 2008

(in millions of euros)	RBS Holdings N.V. (1)	The new ABN AMRO Bank N.V.(2)	Pro Forma Total (3)

Net interest income	5,783	(3,223)	2,560
Net fee and commission income	2,629	(1,322)	1,307
Net trading income	(9,324)	(190)	(9,514)
Results from financial transactions	(1,684)	(181)	(1,865)
Share of result in equity accounted investments	106	(31)	75
Other operating income	306	(242)	64
Income of consolidated private equity holdings	1,726	-	1,726
Operating income	(458)	(5,189)	(5,647)

Operating expenses	11,629	(3,786)	7,843
Loan impairment and other credit risk provisions	3,387	(776)	2,611
Total expenses	15,016	(4,562)	10,454

Operating profit/(loss) before tax	(15,474)	(627)	(16,101)
Tax	(2,580)	(156)	(2,736)
Profit/(loss) from continuing operations	(12,894)	(471)	(13,365)
Attributable to:
Shareholders	(12,894)	(471)	(13,365)
Non-controlling interests	-	-	-

(1)
The financial information for RBS Holdings N.V. (previously named ABN AMRO Holding N.V.) has been extracted from audited financial information for the year ended 31 December 2008 included in Section 6: ‘Financial Statements’ of the ABN AMRO Holding N.V. Annual Report 2009.

(2)	See note 3 to pro forma financial information.
(3)	See note 4 to pro forma financial information.

Appendix 1

Unaudited pro forma Condensed Consolidated Income Statement RBS Holdings N.V. for the year ended 31 December 2007

(in millions of euros)	RBS Holdings N.V.(1)	The new ABN AMRO Bank N.V.(2)	Pro Forma Total(3)

Net interest income	4,595	(3,440)	1,155
Net fee and commission income	3,852	(1,541)	2,311
Net trading income	1,119	(155)	964
Results from financial transactions	1,134	(37)	1,097
Share of result in equity accounted investments	223	(54)	169
Other operating income	1,239	(335)	904
Income of consolidated private equity holdings	3,836	-	3,836
Operating income	15,998	(5,562)	10,436

Operating expenses	14,785	(3,610)	11,175
Loan impairment and other credit risk provisions	717	(378)	339
Total expenses	15,502	(3,988)	11,514

Operating profit/(loss) before tax	496	(1,574)	(1,078)
Tax	(458)	(394)	(852)
Profit/(loss) from continuing operations	954	(1,180)	(226)

Attributable to:
Shareholders	882	(1,177)	(295)
Non-controlling interests	72	(3)	69

(1)
The financial information for RBS Holdings N.V. (previously named ABN AMRO Holding N.V.) has been extracted from audited financial information for the year ended 31 December 2007 included in Section 6: ‘Financial Statements’ of the ABN AMRO Holding N.V. Annual Report 2009.

(2)	See note 3 to pro forma financial information.
(3)	See note 4 to pro forma financial information.

Appendix 1

Notes to pro forma financial information for RBS Holdings N.V.

1       Basis of preparation

The pro forma financial information for RBS Holdings N.V. as at 31 December 2009 has been based on International Financial Reporting Standards (‘IFRS’) and IFRS as adopted by the European Union. Save as disclosed below, the pro forma financial information does not reflect events subsequent to 31 December 2009.

The pro forma financial information has been prepared on the following basis:

•
The pro forma condensed consolidated statement of financial position of RBS Holdings N.V. at 31 December 2009 is presented to show the effect of the legal separation of the new ABN AMRO Bank N.V. and is based on the respective consolidated statements of financial position at 31 December 2009 of RBS Holdings N.V. and the new ABN AMRO Bank N.V. as if the legal separation had occurred on 31 December 2009.

•
The pro forma condensed consolidated income statement of RBS Holdings N.V. for the years ended 31 December 2009, 2008 and 2007 is presented to show the effect of the legal separation of the new ABN AMRO Bank N.V. and is based upon the respective consolidated income statements for the years ended 31 December 2009, 2008 and 2007 of RBS Holdings N.V. and the new ABN AMRO Bank N.V. as if the legal separation had occurred on 1 January of the earliest period presented.

•
The pro forma condensed consolidated statement of financial position at 31 December 2009 of the new ABN AMRO Bank N.V. assumes that all assets and liabilities acquired by the Dutch State are demerged or otherwise legally transferred and subsequently legally separated with no residual assets or liabilities (see note 3 for information on assets and liabilities to be transferred after the legal separation). Consequently the pro forma total for RBS Holdings N.V. does not include these residual assets except for the Central Items as mentioned in note 4.

The pro forma financial information has been prepared using the same accounting policies and methods of computation as were applied in the preparation of the ABN AMRO Holding N.V. financial statements for the year ended 31 December 2009. Please refer to the accounting policies section within Section 6: ‘Financial Statements’ of the ABN AMRO Holding N.V. Annual Report 2009 for a more detailed description.

2       Overview of RBS N.V. business after legal separation

RBS Holdings N.V. holds the shares in RBS N.V., a fully operational bank within the RBS Group and licensed and regulated by the Dutch Central Bank. RBS N.V. is an independently rated legal entity for which RBS Group targets the highest possible credit rating.

RBS N.V. constitutes a strong and stable wholesale banking enterprise which operates on a significant scale across Europe, the Middle East and Africa (EMEA), the Americas and Asia. At legal separation on 1 April 2010, RBS N.V. has a sizeable balance sheet, a significant staff presence and a broad set of products provided by a sales force operating in approximately 50 countries. The geographic coverage is expected to reduce over time following intended asset sales or exits from selected network countries. As at 31 December 2009, the RBS acquired businesses within RBS Holdings N.V. reported total consolidated assets of EUR 275 billion and had more than 27,000 full time staff operating through an international network of 264 offices and branches. The operating results of the RBS acquired businesses are discussed in Section 3 ‘Operating Review‘ of the ABN AMRO Holding N.V. Annual Report 2009.

Appendix 1

RBS N.V. comprises the following core businesses:
•	Global Banking & Markets: Global Lending, Equities, Short Term Markets & Funding, and Local Markets;
•	Global Transaction Services: Global Trade Finance, Transaction Banking and International Cash Management;
•
Risk & Restructuring: The Non-Core Division in Risk & Restructuring contains assets that are no longer core to RBS Group’s strategic objectives and include Trading, Wholesale Banking and Retail & Commercial Business Units, as well as selected network countries. The assets will reduce over time through wind-down, sale or transfer.

These RBS N.V. businesses are part of global business units in RBS Group that operate across multiple legal entities. The strategy of RBS N.V. is part of the overall business strategy of the RBS Group.

3       Assets and liabilities to be transferred after legal separation

A number of assets and liabilities of the Dutch State acquired businesses were not part of the legal demerger. At the date of legal separation, approximately EUR 600 million of assets and EUR 500 million of liabilities remain in RBS N.V. and will be transferred as soon as possible after legal separation. These remaining assets are adequately funded and capitalised until their transfer after legal separation. They are presented as part of the new ABN AMRO Bank N.V. in the pro forma income statement and statement of financial position as they are not significant.

4       Central Items

The pro forma financial information for RBS Holdings N.V. includes in addition to the RBS acquired businesses certain other ‘Central Items’ as detailed below. For further detail on the Central Items and a discussion of the related operating results, refer to Section 2: ‘Information about the Company’ and Section 3 ‘Operating Review’ of the ABN AMRO Holding N.V. Annual Report 2009 respectively.

RBS Holdings N.V., after the legal separation, continues to include assets and liabilities that have not yet been settled between the consortium members, the so-called  ‘Shared Assets ‘, in which each of the consortium shareholders has a joint and indirect interest. The net asset value of the assets and liabilities that are currently expected to remain for an interim period in RBS Holdings N.V. and consolidated subsidiaries amounts to approximately EUR 500 million at 31 December 2009. Sufficient capital remains in RBS Holdings N.V. to cover the Dutch State interest and the Santander interest in the remaining Shared Assets until such time that these are sold, redeemed or otherwise settled.

Item 3

Appendix 2

Curriculum vitae

Supervisory Board members as at 1 April 2010

Bruce Van Saun
Chairman of the Supervisory Board

Appointed to the RBS Group Board in October 2009 as Group Finance Director, Mr. Van Saun has more than 25 years of financial services experience. From 1997 to 2008 he held a number of senior positions with Bank of New York and later Bank of New York Mellon, most recently as Vice Chairman and Chief Financial Officer and before that responsible for the Asset Management and Market Related businesses. Prior to that, he held senior positions with Deutsche Bank, Wasserstein Perella Group and Kidder Peabody & Co. He has served on several corporate boards as a non-executive director and has been active in numerous community organisations.

Miller McLean
Member of the Supervisory Board

Mr. McLean was appointed as a Member of the Supervisory Board on 16 February 2009.  He is Group General Counsel and Group Secretary for RBS Group, a position he has held since 2003. His current responsibilities include group legal and company secretarial services include acting as general counsel to the Board of Directors, stock exchange listings, corporate governance and special projects such as acquisitions, disposals and joint ventures. Mr. McLean has had a long and distinguished career with the RBS Group which he joined in 1970 as a graduate trainee, becoming a member of the executive in 1985. He is a Chartered Banker and Solicitor and was appointed a Fellow of the Chartered Institute of Bankers in 1992, later becoming President from 2007-2009. Mr. McLean will retire on 30 April 2010.

Ron Teerlink
Member of the Supervisory Board

Mr Teerlink was the Vice Chairman of ABN AMRO until 1 April 2010. As Managing Board member he was responsible for Transition Management. Mr. Teerlink was appointed to the Managing Board of ABN AMRO in January 2006. He stepped down from the Managing Board of ABN AMRO on 1 April 2008 to become CEO Group Manufacturing at RBS. On 28 February 2009 he was re-appointed to the Managing Board of ABN AMRO as Vice Chairman and leader of the Transition Management Committee. From 2006 until April 2008, Mr Teerlink was responsible for the Business Unit (BU) Latin America and expansion of the mid-market strategy in that region; the BU Transaction Banking; Services; and the Consumer Client Segment. Mr. Teerlink was named Chief Executive Officer of Group Shared Services in 2004. He was appointed Chief Operating Officer Wholesale Clients business in 2002; Senior Executive Vice President in 2002; and Managing Director Wholesale Clients business/Operations Europe in 2001. Mr. Teerlink joined ABN Bank in 1986.

Appendix 2

Managing Board members as at 1 April 2010

Jan de Ruiter
Chairman

Mr. de Ruiter started his career at the Dutch Credit Insurance (‘NCM’) in 1984 and moved to ABN Bank in 1987. During his 21 years with ABN AMRO, he held various positions in the wholesale division of the bank. From 1987 until 1993 he was a team member of the Institutional Equity Sales team in Amsterdam and from 1993 until 1998 Head of the European Equity sales team, based in London.  In 1998 he became the Head of Equity Capital Markets for the Netherlands (Managing Director ABN AMRO Rothschild). Mr. de Ruiter was appointed Corporate Managing Director of ABN AMRO in 2000. In 2003 he became one of the two joint CEO’s of ABN AMRO Rothschild. In 2004 he also became responsible for the global Merger & Acquisitions franchise of ABN AMRO. He held both positions until the end of 2007. At the beginning of 2008, following the successful consortium bid for ABN AMRO, he became the country executive of RBS in the Netherlands. Mr. de Ruiter graduated from the HEAO in Utrecht in 1983 (Economics/Law) and also holds an MBA degree from Webster University.

Michael Geslak
Chief Administrative Officer

Mr. Geslak joined ABN AMRO in New York in 1988 as an accountant and held various positions in Investment Banking financial reporting and control.  In 1992 he formed the Market Risk function in New York, and after moving to Chicago in 1993 became Head of Market Risk for North America. In 1995 he became Head of Investment Banking Operations and Product Control in Chicago, which was later expanded to cover all Investment Banking Operations for North America. In 2000 he was promoted to Chief Administrative Officer for Wholesale Banking in the Americas. During this time he led the integration of businesses acquired from ING Barings into Wholesale Banking within ABN AMRO. Mr. Geslak then moved to London as Global Chief Information Officer for ABN AMRO Wholesale Banking and managed the provision of all technology to the Global Markets and Global Transaction Services businesses. In 2006 he became Head of Services for Global Markets and BU Europe. Mr. Geslak’s current roles are the EMEA COO for RBS, Head of Services for the RBS acquired businesses, and he has the additional responsibility of Programme Director of NV Integration, running the integration programme for RBS to fully segregate from the Dutch State acquired businesses and establishing RBS NV.

Petri Hofsté
Chief Financial Officer

Mrs. Hofsté joined ABN AMRO Bank N.V. in 2006 as the Group’s Chief Accounting Officer. In 2008 she was appointed to Deputy Chief Financial Officer, where the role encompassed heading the ABN AMRO Finance function. Prior to joining ABN AMRO, she worked for almost twenty years with KPMG, both in the Netherlands and in KPMG’s IFRS Group in London, and served as audit partner on international clients and financial institutions. Additionally she has led accounting conversion projects and was responsible for accounting advisory projects for (US) listings. She has extensive experience in application and practice with advising on international, Dutch and U.S. accounting and reporting standards. Mrs. Hofsté has a BBA from Nijenrode University, The Netherlands. She completed her Masters in Accounting & Finance, with Distinction in 1987, and qualified as a Dutch Certified Public Accountant in 1989. Mrs. Hofsté has been a member of international committees active in accounting standard setting initiatives published works in several professional journals.

Appendix 2

Jeroen Kremers
Chief Risk Officer

Mr. Kremers has been Head of Global Country Risk at the Royal Bank of Scotland Group since March 2009, and joined the ABN AMRO Managing Board as of 1 July 2009. He began his career in 1986 as an Economist for the International Monetary Fund in Washington DC. In 1989 he became Senior Economist at the Netherlands Ministry of Finance, and in 1992, Deputy Director for Financial and Economic Policy. He then moved to become Director for Financial Markets in 1997 and in addition was appointed Deputy Treasurer General. He also was a Professor of Economics at Erasmus University Rotterdam from 1991 until 2003. In 2003, Mr. Kremers left the Ministry and was elected Executive Director of the International Monetary Fund, representing a constituency of 13 European countries. He remained there until 2007, when he moved to ABN AMRO to become Head of Group Public Affairs. He left ABN AMRO in 2008 and in 2009 moved to RBS. He earned a DPhil at Nuffield College Oxford in 1985, following degrees in Quantitative Economics at Bristol University and in Econometrics at Tilburg University.

Marco Mazzucchelli
Head of Global Banking and Markets

Mr. Mazzucchelli joined RBS Group in March 2009 as Deputy Chief Executive Officer of Global Banking & Markets (GBM).He has direct responsibility for our Global Banking business and heads GBM in the EMEA Region. From 2004, he was Head of EMEA Investment Banking at Credit Suisse based in London and was member of the Operating Committee. Subsequently, he became Head of Business and Client Development for Credit Suisse EMEA and led several key client coverage initiatives across various divisions. Prior to that, he worked as a Managing Director at San Paolo IMI for nearly three years, where he served as Chief Executive Officer of the group’s Insurance and Asset Management and as Chairman of its Alternative and Institutional businesses and International Private Banking. In 1998, Mr. Mazzucchelli was appointed CFO of the Monte Dei Paschi di Siena. Between 1990 and 1997, he worked for Morgan Stanley in London where he was a Managing Director in the Fixed Income division. Mr. Mazzucchelli’s other professional roles include serving as Deputy Chairman of Euro MTS and as a Board Member of the Borsa Italiana. He holds an Economics and Business degree from Bocconi University in Milan.

Brian Stevenson
Head of Corporate Banking and Global Transaction Services

Mr. Stevenson completed his MBA at Henley Management College, is an Associate of the Chartered Institute of Bankers in the UK (ACIB), and is a fellow of the Chartered Institute of Bankers in Scotland. In 1970 Mr. Stevenson joined Barclays Group and held various positions in Barclays Bank Plc, Barclays Merchant Bank and BZW. In 1983 he moved to New York as Vice President, Corporate Division, Barclays Bank International. In 1986 he moved back to London where he held the position of Corporate Finance Director, Barclays Corporate Division. Mr. Stevenson joined Deutsche Bank in 1992 where he ran the Global Banking business in London, before becoming the Chief Operating Officer for the same business worldwide. The Global Banking Division was responsible for Global Transaction Banking and Commercial Banking Relationship Management. Prior to leaving Deutsche Bank, Mr. Stevenson was running the Global Banking business in Asia Pacific from Hong Kong. In 2004 he joined RBS as Managing Director, Head of Corporate & Institutional Banking with Corporate Banking and Financial Markets, subsequently becoming Head of Corporates, Global Banking & Markets. He is currently Chief Executive Officer of the Global Transaction Services Division.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	1 April 2010	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Group Controller & Deputy Chief Financial Officer

		By:	/s/ Tijmen Bout
			Name:	Tijmen Bout
			Title:	Senior Advisor